EATON VANCE MANAGEMENT
                            The Eaton Vance Building
                                255 State Street
                           Boston, Massachusetts 02109
                                 (617) 482-8260
                               Fax: (617) 338-8054


                                                June 26, 2002

Office of Filings, Information & Consumer Services
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

     Re:  Withdrawal  of Form 486APOS  Filing for
          Eaton Vance Mutual Funds Trust (the "Registrant")
          (File No. 02-90946)

Dear Sir or Madam:

     Pursuant to Rule 477 of the Securities Act of 133, as amended, kindly withdraw the Form 486APOS filing made on behalf of the Registrant, Accession No. 0000940394-02-000404, which was erroneously submitted to the Securities and Exchange Commission today, Wednesday, June 26, 2002 and accepted. It was our intent to file under Form 485APOS and we have now made the correct filing on behalf of the Registrant.

     Please contact me at (617) 598-8536 or fax number (617) 338-8054 if you have any questions or comments concerning the Amendment.

                                Very truly yours,


                                /s/ Jane A. Rudnick
                                Jane A. Rudnick
                                Assistant Vice President